Exhibit 99.1

Galmed Announces First Time Results in Oncology Studies: Aramchol Significantly Enhances Bayer’s Regorafenib Effect in GI Cancer Models

●	Results from studies at Virginia Commonwealth University (VCU) show that an Aramchol and Bayer’s Regorafenib drug combination significantly reduced hepatic tumor growth in mice models.
●	The cell killing effect in-vitro and in-vivo was due to increased autophagy and death receptor signaling.
●	A Phase 1b Study of the addition of Aramchol to Regorafenib in patients with advanced GI cancers is planned to be initiated at VCU’s Massey Cancer Center in Q4 2025.
●	Leveraging on its long-standing experience in liver and metabolic diseases, Galmed plans to advance the novel combination oncology program in parallel to the recently announced Semaglutide GLP-1 development.

TEL AVIV, Israel, May 6, 2025 /PRNewswire/ – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for cardiometabolic diseases and GI oncological therapeutics, announced today that the first set of oncology studies has shown that Aramchol enhances the liver / colorectal cancer-approved therapeutic Regorafenib effects in liver and colon cancers in-vitro and in-vivo models.

Aramchol interacted with the multi-kinase inhibitors Sorafenib, Regorafenib and Lenvatinib, to kill GI tumor cells, with Regorafenib exhibiting the greatest effect. Aramchol enhanced both flux and autolysosome formation caused by Regorafenib, activating ATM and AMPK and inactivating mTORC1 and mTORC2 pathways. In addition, Regorafenib and Aramchol interacted to suppress tumor growth in hepatoma models without normal tissue toxicities.

Paul Dent, Ph.D. Professor School of Medicine Biochemistry and Molecular Biology Virginia Commonwealth University commented “The key molecular mechanisms by which Aramchol and Regorafenib killed GI tumor cells were defined in the study. Aramchol acts to enhance autophagy through mechanisms that are different to those of Regorafenib. The interaction between Aramchol and Regorafenib, causing more autophagic flux and autolysosome formation, is required for the enhanced killing of tumor cells by the drug combination.”

Allen Baharaff, President and CEO of Galmed Pharmaceuticals commented: “Targeting lipid metabolism with Aramchol, a potent SCD1 inhibitor, is a promising emerging strategy to overcome TKIs, such as Sorafenib, Regorafenib or Lenvatinib, for therapy resistance in HCC and colorectal cancers. A combination of Bayer’s Regorafenib and Aramchol could potentially become a cost-effective first line treatment for HCC and other liver and colorectal cancers. The mechanisms by which the combination of Aramchol and Regorafenib kills tumor cells provide the scientific foundation for a Phase Ib clinical trial in GI tumors. We look forward to taking these findings forward in a new clinical program, alongside the recently announced Semaglutide GLP-1 sublingual development. “

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

SOURCE Galmed Pharmaceuticals Ltd.

Investor and Media contact: Guy Nehemya, Chief Operating Officer

investor.relations@galmedpharma.com